

July 20, 2010

<u>VIA U.S. MAIL AND FACSIMILE (269) 385-2066</u>

Curtis E. Hall, Esq.
Vice President and General Counsel
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002

> **Re:** **Stryker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-09165**

Dear Mr. Hall:

We have completed our review of your Annual Report on Form 10-K and do not have any further comments at this time. If you have any questions please contact Gabe Eckstein at (202) 551-3286.

Sincerely,

Russell Mancuso
Branch Chief